Graubard Miller

The Chrysler Building

405 Lexington Avenue

New York, N.Y. 10174-1101

(212) 818-8800

facsimile	direct dial number
(212) 818-8881	(212) 818-8638
email address
jgallant@graubard.com

September 28, 2020

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Re:	EdtechX Holdings Acquisition Corp. II
Draft Registration Statement on Form S-1
Submitted July 10, 2020
CIK 0001817153

Dear Ladies and Gentlemen:

On behalf of EdtechX Holdings Acquisition Corp. II (“Company”), we respond as follows to the Staff’s comment letter, August 6, 2020, relating to the above-captioned draft Registration Statement on Form S-1 (“Registration Statement”). Captions and page references herein correspond to those set forth in the amended Registration Statement.

Please note that for the Staff’s convenience, we have recited the Staff’s comment and provided the Company’s response to such comment immediately thereafter.

Draft Registration Statement on Form S-1

Risk Factors, page 29

1.	The description of your officers’ and directors’ experience on pages 92 and 93, and the London, United Kingdom location of your executive offices, indicates that your officers and directors may be located outside of the United States. Please advise whether your executive officers and directors reside in the United States. If not, please include a risk factor addressing the risk to U.S. stockholders of effecting service of process, enforcing judgments and bringing original actions in foreign courts to enforce liabilities based on the U.S. federal securities laws.

We wish to advise the Staff that a majority of the Company’s officers and directors reside outside of the United States. As a result, we have revised the disclosure on page 52 of the Registration Statement to provide the above-referenced risk factor as requested.

* * * * * * * * * *

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Mr. Benjamin Vedrenne-Cloquet